UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AMC Entertainment Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00165C104

(CUSIP Number)

Lin Zhang

Director

Wanda America Entertainment, Inc.

850 New Burton Road

Suite 201

Dover, Delaware 19904

86-010-85588349

With a copy to:

Wendy Grasso, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022-7650

(212) 521-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00165C104

1.	Names of Reporting Persons. Wanda America Entertainment, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 51,769,784

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 51,769,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,769,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.0%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)     Percentage calculated based on a total of 103,514,196 shares of Class A common stock including (i) 51,744,412 shares of Class A common stock issued and outstanding as of July 31, 2018 as provided in the Issuer’s Form 10-Q filed on August 7, 2018 and (ii) 51,769,784 shares of Class A common stock that are issuable upon conversion of the Reporting Person’s 51,769,784 shares of Class B common stock, which are convertible at any time.

CUSIP No. 00165C104

1.	Names of Reporting Persons. Qingdao Wanda Movie and TV Investment Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 51,769,784

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 51,769,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,769,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.0%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)     Percentage calculated based on a total of 103,514,196 shares of Class A common stock including (i) 51,744,412 shares of Class A common stock issued and outstanding as of July 31, 2018 as provided in the Issuer’s Form 10-Q filed on August 7, 2018 and (ii) 51,769,784 shares of Class A common stock that are issuable upon conversion of the Reporting Person’s 51,769,784 shares of Class B common stock, which are convertible at any time.

CUSIP No. 00165C104

1.	Names of Reporting Persons. Dalian Wanda Group Business Service Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 51,769,784

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 51,769,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,769,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.0%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)     Percentage calculated based on a total of 103,514,196 shares of Class A common stock including (i) 51,744,412 shares of Class A common stock issued and outstanding as of July 31, 2018 as provided in the Issuer’s Form 10-Q filed on August 7, 2018 and (ii) 51,769,784 shares of Class A common stock that are issuable upon conversion of the Reporting Person’s 51,769,784 shares of Class B common stock, which are convertible at any time.

CUSIP No. G21515104

1.	Names of Reporting Persons. Wanda America Investment Holding Co. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 51,769,784

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 51,769,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,769,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.0%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)     Percentage calculated based on a total of 103,514,196 shares of Class A common stock including (i) 51,744,412 shares of Class A common stock issued and outstanding as of July 31, 2018 as provided in the Issuer’s Form 10-Q filed on August 7, 2018 and (ii) 51,769,784 shares of Class A common stock that are issuable upon conversion of the Reporting Person’s 51,769,784 shares of Class B common stock, which are convertible at any time.

CUSIP No. 00165C104

1.	Names of Reporting Persons. Qingdao Wanda Culture Investment Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 51,769,784

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 51,769,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,769,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.0%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)     Percentage calculated based on a total of 103,514,196 shares of Class A common stock including (i) 51,744,412 shares of Class A common stock issued and outstanding as of July 31, 2018 as provided in the Issuer’s Form 10-Q filed on August 7, 2018 and (ii) 51,769,784 shares of Class A common stock that are issuable upon conversion of the Reporting Person’s 51,769,784 shares of Class B common stock, which are convertible at any time.

CUSIP No. 00165C104

1.	Names of Reporting Persons. Beijing Wanda Investment Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 51,769,784

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 51,769,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,769,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.0%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)     Percentage calculated based on a total of 103,514,196 shares of Class A common stock including (i) 51,744,412 shares of Class A common stock issued and outstanding as of July 31, 2018 as provided in the Issuer’s Form 10-Q filed on August 7, 2018 and (ii) 51,769,784 shares of Class A common stock that are issuable upon conversion of the Reporting Person’s 51,769,784 shares of Class B common stock, which are convertible at any time.

CUSIP No. 00165C104

1.	Names of Reporting Persons. Beijing Wanda Culture Industry Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 51,769,784

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 51,769,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,769,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.0%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)     Percentage calculated based on a total of 103,514,196 shares of Class A common stock including (i) 51,744,412 shares of Class A common stock issued and outstanding as of July 31, 2018 as provided in the Issuer’s Form 10-Q filed on August 7, 2018 and (ii) 51,769,784 shares of Class A common stock that are issuable upon conversion of the Reporting Person’s 51,769,784 shares of Class B common stock, which are convertible at any time.

CUSIP No. 00165C104

1.	Names of Reporting Persons. Dalian Wanda Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 51,769,784

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 51,769,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,769,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.0%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)     Percentage calculated based on a total of 103,514,196 shares of Class A common stock including (i) 51,744,412 shares of Class A common stock issued and outstanding as of July 31, 2018 as provided in the Issuer’s Form 10-Q filed on August 7, 2018 and (ii) 51,769,784 shares of Class A common stock that are issuable upon conversion of the Reporting Person’s 51,769,784 shares of Class B common stock, which are convertible at any time.

CUSIP No. 00165C104

1.	Names of Reporting Persons. Dalian Hexing Investment Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 51,769,784

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 51,769,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,769,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.0%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)     Percentage calculated based on a total of 103,514,196 shares of Class A common stock including (i) 51,744,412 shares of Class A common stock issued and outstanding as of July 31, 2018 as provided in the Issuer’s Form 10-Q filed on August 7, 2018 and (ii) 51,769,784 shares of Class A common stock that are issuable upon conversion of the Reporting Person’s 51,769,784 shares of Class B common stock, which are convertible at any time.

CUSIP No. 00165C104

1.	Names of Reporting Persons. Jianlin Wang

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 51,769,784

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 51,769,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,769,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.0%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)     Percentage calculated based on a total of 103,514,196 shares of Class A common stock including (i) 51,744,412 shares of Class A common stock issued and outstanding as of July 31, 2018 as provided in the Issuer’s Form 10-Q filed on August 7, 2018 and (ii) 51,769,784 shares of Class A common stock that are issuable upon conversion of the Reporting Person’s 51,769,784 shares of Class B common stock, which are convertible at any time.

Introduction

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined in Item 2 below) and relates to the shares of Class A Common Stock, par value $0.01 per share (the “ Class A Shares”) of AMC Entertainment Holdings, Inc., a Delaware corporation (the “Issuer”).

Item 1. Security and Issuer.

This Schedule relates to the Class A Shares of the Issuer. The principal executive offices of the Issuer are located at One AMC Way, 11500 Ash Street, Leawood, KS 66211.

The Issuer’s Class A Shares are listed on the New York Stock Exchange under the symbol “AMC.”

Item 2. Identity and Background.

(a) (f)                 This Schedule is being jointly filed pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the persons listed below. Information relating to the directors, executive officers, partners and members of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

1)                                     Wanda America Entertainment, Inc., a Delaware corporation (“WAE”);

2)                                     Qingdao Wanda Movie and TV Investment Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“QWM”);

3)                                     Dalian Wanda Group Business Service Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“DWGB”);

4)                                     Wanda America Investment Holding Co. Ltd., a Delaware corporation (“WAI”);

5)                                     Qingdao Wanda Culture Investment Co., Ltd., a limited liability company incorporated  under the laws of the People’s Republic of China (“QWC”);

6)                                     Beijing Wanda Investment Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“BWI”);

7)                                     Beijing Wanda Culture Industry Group Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“BWC”);

8)                                     Dalian Wanda Group Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“DWGC”);

9)                                     Dalian Hexing Investment Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“DHI”); and

10)                              Jianlin Wang, a citizen of the People’s Republic of China (“Mr. Wang,” and, together with WAE, QWM, DWGB, WAI, QWC, BWI, BWC, DWGC and DHI, the “Reporting Persons”)

The 51,769,784 shares of Class B Common Stock (the “Class B Shares”) are held directly by WAE.  WAE is controlled by QWM and WAI.  QWM is a wholly-owned subsidiary of DWGB, which is controlled by DWGC. WAI is a wholly-owned subsidiary of QWC, which is a wholly-owned subsidiary of BWI, which is controlled by BWC, which is a wholly-owned subsidiary of DWGC, which is controlled by DHI, which is controlled by Wang Jianlin.

(b)                                 The address of the principal business and principal office of each of the Reporting Persons is listed below. Information relating to the directors, executive officers, partners and members of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

1)                                     WAE — 850 New Burton Road, Suite 201, Dover, Delaware 19904

2)                                     QWM — 1607 East Dongyue Road, Huangdao District, Qingdao City, Shandong Province, the People’s Republic of China

3)                                     DWGB — 539 Changjiang Road, Xigang District, Dalian City, Liaoning Province, the People’s Republic of China

4)                                     WAI — One AMC Way, 11500 Ash Street, Leawood, KS 66211

5)                                     QWC — 1607 East Dongyue Road, Huangdao District, Qingdao City, Shandong Province, the People’s Republic of China

6)                                     BWI — 3/F Building 8, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, the People’s Republic of China

7)                                     BWC — Room 2001, 75 Xinhua Street North, Tongzhou District, Beijing, People’s Republic of China

8)                                     DWGC — No. 539, Changjiang Road, Xigang District, Dalian City, Liaoning Province, People’s Republic of China

9)                                     DHI — 539, Changjiang Road, Xigang District, Dalian City, Liaoning Province, People’s Republic of China

10)                              Mr. Wang — 1-1-1, No. 6, Mingze Garden, Zhongshan District, Dalian City, Liaoning Province, People’s Republic of China

(c)                                  The principal business of the Reporting Persons is making equity and related investments.

Mr. Wang is an entrepreneur who is employed as the Director and Chairman of the Board of Directors of DWGC.

Information relating to the directors, executive officers, partners and members of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(d)                                 None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)                                  None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 7, 2018, as part of a reorganization (the “Reorganization”) involving the Reporting Persons, 75,826,927 Class B Shares were transferred from WAI to WAE in exchange for 93.6848 shares of Common Stock of WAE, pursuant to the terms of a Contribution and Exchange Agreement (the “Contribution Agreement”). Each Class B share is convertible into one Class A Share at any time.

Item 4. Purpose of Transaction.

The Reporting Persons acquired 75,826,927 Class B Shares from WAI as part of the Reorganization, which was completed for tax planning purposes.

On September 14, 2018, WAE sold 24,057,143 Class B Shares back to the Issuer for $421,000,002.50 pursuant to the terms of a Stock Repurchase and Cancellation Agreement (the “Stock Repurchase Agreement”).

Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Persons may, from time to time, make additional purchases of securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer.

(a)                                 As of the date of this Schedule, the Reporting Persons beneficially own an aggregate of 51,769,784 Class A Shares issuable upon conversion of the Class B Shares, or 50.0% of the Issuer’s Class A Shares (including those Class A Shares issuable upon conversion of the Class B Shares). The beneficial ownership percentages used in this Schedule are calculated based on a total of 103,514 Class A Shares including (i) 51,744,412 Class A Shares issued and outstanding as of July 31, 2018 as provided in the Issuer’s Form 10-Q filed on August 7, 2018 and (ii) 51,769,784 Class A Shares that are issuable upon conversion of the Reporting Person’s 51,769,784 Class B Shares, which are convertible at any time.

(b)                                 The Reporting Persons are deemed to share voting and dispositive power with respect to all 51,769,784 Class A Shares that are issuable upon conversion of the Class B Shares.

(c)                                  Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, to the knowledge of the Reporting Persons, none of the persons named in response to Item 5(a) has effected any transactions in the Class A Shares or Class B Shares of the Issuer during the past 60 days.

(d)                                 Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e)                                  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Pursuant to Rule 13d-i(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

The description of the Contribution Agreement described in Item 4 above is incorporated into this Item 6 by reference. The summary of the Contribution Agreement is qualified in its entirety by reference to the Contribution Agreement, a copy of which is attached hereto as Exhibit 2.

The description of the Stock Repurchase and Cancellation Agreement described in Item 4 above is incorporated into this Item 6 by reference. The summary of the Stock Repurchase Agreement is qualified in its entirety by reference to the Stock Repurchase Agreement, a copy of which is attached hereto as Exhibit 3.

Except as described herein, there are no contracts, arrangements, undertakings or relationship (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated September 17, 2018 by the Reporting Persons

Exhibit 2

Contribution and Exchange Agreement by and among the Wanda America Entertainment, Inc., Qingdao Wanda Movie & TV Investment Co., Ltd., Wanda Culture Holding Co. Limited, and Wanda America Investment Holding Co. Ltd., dated as of September 7, 2018.

Exhibit 3	Stock Repurchase and Cancellation Agreement, by and between Wanda America Entertainment, Inc. and AMC Entertainment Holdings, Inc., dated September 14, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2018

WANDA AMERICA ENTERTAINMENT, INC.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Director

QINGDAO WANDA MOVIE AND TV INVESTMENT CO., LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Legal Representative

DALIAN WANDA GROUP BUSINESS SERVICE CO., LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Legal Representative

WANDA AMERICA INVESTMENT HOLDING CO. LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Director

QINGDAO WANDA CULTURE INVESTMENT CO., LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Legal Representative

BEIJING WANDA INVESTMENT CO., LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Legal Representative

BEIJING WANDA CULTURE INDUSTRY GROUP CO., LTD.

By:	/s/ Benxi Ding
	Name:	Benxi Ding
	Title:	Legal Representative

DALIAN WANDA GROUP CO., LTD.

By:	/s/ Jianlin Wang
	Name:	Jianlin Wang
	Title:	Legal Representative

DALIAN HEXING INVESTMENT CO., LTD.

By:	/s/ Jianlin Wang
	Name:	Jianlin Wang
	Title:	Legal Representative

/s/ Jianlin Wang
Jianlin Wang

Schedule A

Directors, Executive Officers, Partners and Members of the Reporting Persons

Wanda America Entertainment, Inc.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Zhang Lin, Director	850 New Burton Road, Suit 201, Delaware 19904, County of Kent, State of Delaware	Professional Manager, Director of Wanda America Entertainment, Inc.	People’s Republic of China
Qingdao Wanda Movie and TV Investment Co., Ltd., member of Wanda America Entertainment, Inc.	1607 East Dongyue Road, Huangdao District, Qingdao City, Shandong Province, the People’s Republic of China		People’s Republic of China

Qingdao Wanda Movie and TV Investment Co., Ltd.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Zhang Lin, Executive Director	1607 East Dongyue Road, Huangdao District, Qingdao City, Shandong Province, the People’s Republic of China	Professional Manager, General Manager of Qingdao Wanda Movie and TV Investment Co., Ltd.	People’s Republic of China
Zhang Lin, General Manager	1607 East Dongyue Road, Huangdao District, Qingdao City, Shandong Province, the People’s Republic of China	Professional Manager, General Manager of Qingdao Wanda Movie and TV Investment Co., Ltd.	People’s Republic of China
Dalian Wanda Group Business Service Co., Ltd., member of Qingdao Wanda Movie and TV Investment Co., Ltd.	539 Changjiang Road, Xigang District, Dalian City, Liaoning Province, the People’s Republic of China		People’s Republic of China

Dalian Wanda Group Business Service Co., Ltd.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Zhang Lin, Executive Director	539 Changjiang Road, Xigang District, Dalian City, Liaoning Province, the People’s Republic of China	Professional Manager, Executive Director of Dalian Wanda Group Business Service Co., Ltd.	People’s Republic of China
Han Xu, General Manager	539 Changjiang Road, Xigang District, Dalian City, Liaoning Province, the People’s Republic of China	Professional Manager, General Manager of Dalian Wanda Group Business Service Co., Ltd.	People’s Republic of China

Wanda America Investment Holding Co. Ltd.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Lin Zhang, Director	The City of Wilmington, County of New Castle, State of Delaware	Professional Manager, Director of Wanda America Investment Holding Co. Ltd.	People’s Republic of China
Qingdao Wanda Culture Investment Co., Ltd., member of Wanda America Investment Holding Co. Ltd.	1607 East Dongyue Road, Huangdao District, Qingdao City, Shandong Province, the People’s Republic of China		People’s Republic of China

Qingdao Wanda Culture Investment Co., Ltd.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Lin Zhang, Executive Director	1607 East Dongyue Road, Huangdao District, Qingdao City, Shandong Province, the People’s Republic of China	Professional Manager, General Manager of Qingdao Wanda Culture Investment Co., Ltd.	People’s Republic of China
Lin Zhang, General Manager	1607 East Dongyue Road, Huangdao District, Qingdao City, Shandong Province, the People’s Republic of China	Professional Manager, General Manager of Qingdao Wanda Culture Investment Co., Ltd.	People’s Republic of China
Beijing Wanda Investment Co., Ltd., member of Qingdao Wanda Culture Investment Co., Ltd.	3/F Building 8, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, the People’s Republic of China		People’s Republic of China

Beijing Wanda Investment Co., Ltd.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Lin Zhang, Executive Director	3/F Building 8, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, the People’s Republic of China	Professional Manager, Manager of Beijing Wanda Investment Co., Ltd.	People’s Republic of China
Lin Zhang, Manager	3/F Building 8, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, the People’s Republic of China	Professional Manager, Manager of Beijing Wanda Investment Co., Ltd.	People’s Republic of China
Beijing Wanda Culture Industry Group Co., Ltd., member of Beijing Wanda Investment Co., Ltd.	Room 2001, No. 75 Xinhuabei Road, Tongzhou District, Beijing, the People’s Republic of China		People’s Republic of China

Beijing Wanda Culture Industry Group Co., Ltd.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Benxi Ding, Executive Director	Room 2001, No. 75 Xinhuabei Road, Tongzhou District, Beijing, the People’s Republic of China	Professional Manager, Executive Director of Beijing Wanda Culture Industry Group Co., Ltd.	People’s Republic of China
Lin Zhang, General Manager	Room 2001, No. 75 Xinhuabei Road, Tongzhou District, Beijing, the People’s Republic of China	Professional Manager, General Manager of Beijing Wanda Culture Industry Group Co., Ltd.	People’s Republic of China
Dalian Wanda Group Co., Ltd., member of Beijing Wanda Culture Industry Group Co., Ltd.	539 Changjiang Road, Xigang District, Dalian City, Liaoning Province, the People’s Republic of China		People’s Republic of China

Dalian Wanda Group Co., Ltd.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Benxi Ding, Director	539 Changjiang Road, Xigang District, Dalian City, Liaoning Province, the People’s Republic of China	Professional Manager, Director of Dalian Wanda Group Co., Ltd.	People’s Republic of China
Benxi Ding, General Manager	539 Changjiang Road, Xigang District, Dalian City, Liaoning Province, the People’s Republic of China	Professional Manager, General Manager of Dalian Wanda Group Co., Ltd.	People’s Republic of China
Dalian Hexing Investment Co., Ltd., member of Dalian Wanda Group Co., Ltd.	539 Changjiang Road, Xigang District, Dalian City, Liaoning Province, the People’s Republic of China		People’s Republic of China

Dalian Hexing Investment Co., Ltd.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Jianlin Wang, Executive Director	539 Changjiang Road, Xigang District, Dalian City, Liaoning Province, the People’s Republic of China	Entrepreneur, Executive Director of Dalian Hexing Investment Co., Ltd.	People’s Republic of China
Jianlin Wang, General Manager	539 Changjiang Road, Xigang District, Dalian City, Liaoning Province, the People’s Republic of China	Entrepreneur, General Manager of Dalian Hexing Investment Co., Ltd.	People’s Republic of China
Jianlin Wang, member of Dalian Hexing Investment Co., Ltd.	539 Changjiang Road, Xigang District, Dalian City, Liaoning Province, the People’s Republic of China	Entrepreneur, General Manager of Dalian Hexing Investment Co., Ltd.	People’s Republic of China